UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER	001-32508
CUSIP NUMBER	549333300

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: March 31, 2021

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________

PART I -- REGISTRANT INFORMATION

CAMBER ENERGY, INC.
Full Name of Registrant

Former Name if Applicable

15915 KATY FREEWAY, SUITE 450
Address of Principal Executive Office (Street and Number)

HOUSTON, TX 77094
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-Q, 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The registrant has experienced delays in completing its Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, within the prescribed time period, due to delays in assembling the financial information required to be reviewed by its independent auditor, and in completing the accounting of certain transactions affecting the registrant. The delay could not be eliminated without unreasonable effort or expense.

The registrant plans to file its completed Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, on or before the fifth day following the prescribed due date.

PART IV-- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Frank W. Barker, Jr.	281	404-4837
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒     No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒     No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Camber Energy, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 17, 2021	By:	/s/ Frank W. Barker, Jr.
Frank W. Barker, Jr., Chief Financial Officer

PART IV(3) EXPLANATION

The registrant anticipates a significant change in its results of operations for the quarter ended March 31, 2021, as compared to the quarter ended March 31, 2020, as the registrant completed an acquisition of Viking Energy Group, Inc. common stock at the end of 2020. A reasonable estimate of the results of operations could not be made as of the current date as the registrant’s accountants are still preparing the registrant’s results of operations.

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